UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2025
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FORM 12b-25
SEC FILE NUMBER
000-56417

CUSIP NUMBER
NOTIFICATION OF LATE FILING	628635203

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RDE, Inc.
Full Name of Registrant

Former Name if Applicable

1100 Woodfield Road, Suite 200
Address of Principal Executive Office (Street and Number)

Schaumberg, IL 60173
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2023, due to a delay in open fieldwork items, which delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ketan Thakker	(847)	506-9680
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☒	No	☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 18, 2023, RDE entered into an agreement and plan of merger to acquire CardCash Exchange Inc (“CardCash”). On December 29, 2023, the merger was completed and has been accounted for as a business combination using the acquisition method of accounting. CardCash was formed in 2013 and buys merchant gift cards and resells them at a markup.

RDE’s operations are not considered significant compared to the operations of CardCash before the acquisition. Accordingly, for the purpose of the accompanying consolidated financial statements, periods before December 29, 2023 reflect the financial position, results of operations and cash flows of Card Cash prior to the acquisition, and is referred to as the “Predecessor”. Periods beginning after December 29, 2023 reflect the financial position, results of operations and cash flows of RDE consolidated with CardCash, and is referred to as the “Successor”. A black-line between the Successor and Predecessor periods has been placed in the consolidated financial statements and in the tables to the notes to the consolidated financial statements to highlight the lack of comparability between these periods.

Given the size and complexity of the merger, the Company is currently completing its two-year audit of CardCash and plans to file its Form 10-K within the extension period ending on April 15, 2024. The Company anticipates reporting cash and cash equivalents of $4,099,737 as of December 31, 2023. The Company further anticipates reporting revenue of approximately $86,661,944 for the year ended December 31, 2023, and $97,008,102 for the year ended December 31, 2022.

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RDE, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Ketan Thakker
Ketan Thakker
President and Chief Executive Officer

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